UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049839

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 0 3 2015 WASH., D.C.

SEC FILE NUMBER
8-52285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USCA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 POST OAK BLVD, SUITE 900
(No. and Street)

HOUSTON	TX	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IVANA SHUMBERG, CPA-FINOP 713-366-0577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PANNELL KERR FOSTER OF TEXAS, P.C.
(Name – *if individual, state last, first, middle name*)

5847 SAN FELIPE, SUITE 2400	HOUSTON	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
USCA Securities LLC

We have audited the accompanying statement of financial condition of USCA Securities LLC ("the Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC, as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. USCA Securities LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of USCA Securities LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Pannell Kerr Forster of Texas, P.C.

Houston, Texas
March 2, 2015

OATH OR AFFIRMATION

I, PATRICK MENDENHALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USCA SECURITIES LLC, as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

DESIGNATED PRINCIPAL

Title

ROSA MARIA FLORES
Notary Public, State of Texas
My Commission Expires
November 25, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USCA Securities LLC

Statement of Financial Condition

December 31,		2014
Assets		
Cash and cash equivalents	$	3,741,204
Deposit with clearing organization		100,042
Receivable from clearing organization		710,753
Accounts receivable		1,118,517
Investments at cost		634,347
Other assets		175,094
Total assets	$	6,479,957
Liabilities and Member's Equity		
Liabilities:		
Payable to clearing organization	$	139,690
Accounts payable and accrued expenses		180,579
Total liabilities		320,269
Commitments and contingencies		
Member's equity		6,159,688
Total liabilities and member's equity	$	6,479,957

See accompanying notes to financial statements.

1. Organization and Nature of Business

USCA Securities LLC (the "Company"), a wholly owned subsidiary of U.S. Capital Advisors LLC ("USCA"), was organized in December 1999 in the State of Delaware, and is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company has a clearing agreement with National Financial Services, LLC (a wholly owned subsidiary of Fidelity Global Brokerage Group, Inc.) to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15(c)3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Use of Estimates - The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's commissions are collected by National Financial Services, LLC as the Company's clearing firm. The clearing firm remits the commissions, net of clearing charges, to the Company at least monthly. Other types of revenue are recognized when earned.

Fixed Assets - Fixed assets consist of computer equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2014 totaled $413.

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash investments with a maturity, at date of purchase, of three months or less are considered to be cash equivalents.

It is the Company's policy to place its cash and cash equivalents in high quality financial institutions. At times these deposits may exceed federally insured limits. The Company does not believe significant credit risk exists with respect to these institutions.

Accounts Receivable - Accounts receivable are stated at the amount billed to customers. Management's judgment as to the level of probable losses on existing accounts receivable involves the consideration of current economic conditions, examinations of customers' credit worthiness, and evaluation of existing relationships. When it is determined that an accounts receivable may not be collectible, an allowance for doubtful accounts is established. As of December 31, 2014, all accounts receivable are deemed to be collectible so no allowance for doubtful accounts has been provided.

Fair Value of Financial Instruments - Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Money market funds are recorded at fair value based on the market approach using level 1 inputs. At December 31, 2014, money market funds totaling approximately $466,115 are recorded in cash and cash equivalents.

Investment at Cost - The Company has a partnership interest in Park Energy Services LLC which was received in exchange for services and is measured at cost as fair value is not practical to be estimated. The Company also received an interest in LL&B Headwater LP as the final payment of merchant banking fee and is measured at cost as fair value is not practical to be estimated. On November 24, 2014, the agreement with LL&B II Headwater LP was modified whereby in settlement of amounts owed totaling approximately $1.3 million, the Company is to receive a fee of 9.163% of; a) all distributions of any kind, cash or property b) consideration received by the Company in connection with a sale, transfer, redemption or other disposition of Series A Units by the Company and c) any cash, securities or other property exchanged or receivable in respect of the outstanding Series A Units. Under GAAP, these payments are considered to be contingent payments and are required to be recorded in the period received. Accordingly, management recorded a valuation allowance against the amount previously recorded and will recognize the payments as income in the period received.

Income Taxes - As a limited liability company, the earnings and losses of the Company pass through to its members' individual tax returns; therefore, no federal income tax provision or benefit has been included in these financial statements. The Company's tax return and the amounts of allocable profits and losses are subject to examination by taxing authorities. Accordingly, if such examinations result in changes in the profits or losses, the tax liability of the members could change.

The Company files a consolidated Texas margin tax return with USCA. Accordingly, a provision for the Company's allocated portion of Texas margin tax of approximately $54,000 has been recorded in other expenses for the year ended December 31, 2014.

The accounting records of the Company are maintained on the accrual basis of accounting in accordance with GAAP. Net income reflected in the accompanying statement of operations and

changes in member's equity differ from amounts reported in the federal income tax returns because of differences in accounting policies adopted for financial and tax reporting purposes.

The Company recognizes the impact from an uncertain tax position only if that position is "more-likely-than-not" of being sustained upon examination by the taxing authority based on the technical merits of the position. However, should the Company be subject to examination by the taxing authority, any adjustments required would be passed through to the members for such adjustments. The Company will account for interest and penalties relating to uncertain tax provisions in the current period statement of operations, as necessary. The Company's tax years from 2011 forward are subject to examination.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15(c)3-1), which requires the maintenance of minimum net capital of the greater of $100,000 or 6-2/3 percent of aggregate indebtedness. At December 31, 2014, the Company had net capital of $4,292,779, which was $4,192,779 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness relative to net capital was 7.46%.

4. Financial Instruments

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the clearing organization is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

5. Related Parties

The Company and USCA have an Administrative Services Agreement for the purpose of delineating the shared employees, services and facilities. The Company recognizes a monthly management fee of $590,000 for such services. As of December 31, 2014, the Company has paid to USCA a total amount of $7,080,000. Actual results could differ from those reported in the absence of this

arrangement. Accordingly, USCA provides sufficient capital for the Company to operate. Either company may terminate this agreement by providing thirty days notice to the other. As of December 31, 2014 the balance of related party accounts receivable is $147,691, and accounts payable is $47,519 which are reimbursement of general expenses in normal daily operations.

6. Line of Credit

In January 2014, the Company entered into a revolving note and cash subordination agreement with a bank, which allows for total advances up to $1,000,000. Accrued and unpaid interest on the advances is payable monthly at the prime rate in effect from day to day plus 3.00%. Advances can be taken any time through January 2015 and all principal and outstanding interest is due and payable in January 2016, the maturity date. The line was renewed in January 2015 to allow advances through January 2016 and extends the maturity through January 2017. At December 31, 2014 there was no balance outstanding on the revolving note.

7. Litigation

In the normal course of business, the Company is subject to various claims, legal actions, and disputes. The Company provides for losses, if any, in the year in which they can be reasonably estimated.

In December 2014, the Company entered into a Settlement and Release Agreement with 19 claimants for the payment of Three Million Six Hundred Thousand Dollars ($3,600,000) in full and final settlement of all claims that were or could have been asserted in the Action. The insurance carrier covered $325,000, a portion of this settlement.

8. Subsequent Event

Management has evaluated subsequent events through March 2, 2015 which is the date that the financial statements were available for issuance, and has determined that there are no other subsequent events to be reported.

Supplemental Information

USCA Securities LLC

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31,	2014
Computation of Net Capital	
Total members' equity	$ 6,159,688
Deductions:	
Receivable from clearing organization	(156,031)
Accounts receivable	(901,437)
Other Assets	(809,441)
Total deductions	(1,866,909)
Net capital	$ 4,292,779
Computation of Basic Net Capital Requirements	
Minimum dollar net capital requirement of reporting broker/dealer	$ 100,000
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 21,351
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Excess of net capital	$ 4,192,779
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 320,269
Total aggregate indebtedness	$ 320,269
Percentage of aggregate indebtedness to net capital	7.46

Reconciliation with Company's Computation

There were no material differences between net capital reported in the Company's unaudited Form X-17A-5 as of December 31, 2014, and the Company's audited financial statements as of December 31, 2014.

Supplemental Reports

U.S. Capital Advisors

1330 Post Oak Blvd., Suite 900
Houston, TX 77056
Direct 713.366.0515
Toll Free 888.601.USCA (8722)
Fax 713.588.8800

USCA Securities, LLC's Exemption Report

USCA Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[i]

USCA Securities, LLC

I, Steve Gott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Senior Compliance Officer

March 2, 2015

[i] Where a broker-dealer's 2014 or 2015 fiscal year begins prior to June 1, 2014, the broker-dealer's Exemption Report may cover the portion of its fiscal year beginning on or after June 1, 2014. However, the broker-dealer may elect to have its Exemption Report cover the entire fiscal year.

PANNELL KERR FORSTER OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

To the Board of Directors of
USCA Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) USCA Securities LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pannell Kerr Forster of Texas, P.C.

Houston, Texas

March 2, 2015